UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Partners LP on April 30, 2015 relating to its results for the three-month period ended March 31, 2015 and the related financial report are attached hereto as Exhibits 99.1 and 99.2, respectively. In addition, attached hereto as Exhibit 99.3 is an amendment to the Omnibus Agreement between GasLog Ltd. and GasLog Partners dated April 21, 2015 which provides GasLog Partners LP with 36 month options over two vessels recently acquired by GasLog Ltd.

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form S-8 (File No. 333-203139), filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 30, 2015

99.2	Financial Report for the Three-Month Period Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Unaudited Condensed Combined and Consolidated Financial Statements

99.3	Omnibus Agreement Amendment
2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015

GASLOG PARTNERS LP

	by	/s/ Andrew Orekar
		Name:	Andrew Orekar
		Title:	Chief Executive Officer
3